

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 23, 2018

Via E-mail
Mr. Chuck Ence
Chief Financial Officer
New Age Beverage Corporation
1700 E. 68th Avenue
Denver, CO 80229

> **Re: New Age Beverage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **File No. 001-38014**

Dear Mr. Ence:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining